Exhibit 3.1(C)

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

CAPITOL CITY BANCSHARES, INC.

Pursuant to Section 14-2-1001 of the Georgia Business Corporation Code, Capitol City Bancshares, Inc. (the “Corporation”) hereby adopts the following Amendments to its Articles of Incorporation, as amended (the “Amendments”):

1. The name of this corporation is Capitol City Bancshares, Inc.

2. Article 8 of the Articles of Incorporation is hereby amended to incorporate therein as Article 8(a) the designation of the rights, privileges, preferences, and limitations of the Series A Preferred Stock as set forth in Attachment 1 to these Articles of Amendment.

3. The designation, rights, preferences, and limitations pertaining to the Series A Preferred Stock set forth in Attachment 1 hereto were duly adopted by the Board of Directors of the Corporation by resolutions dated November 15, 2006, pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, which authorize the issuance of up to $5,000,000 in shares of Preferred Stock, and by Section 14-2-602 of the Georgia Business Corporation Code.

IN WITNESS WHEREOF, the Corporation has caused this Articles of Amendment to the Articles of Incorporation to be executed as of February 6, 2007.

CAPITOL CITY BANCSHARES, INC.

By	/s/ George G. Andrews
Name:	George G. Andrews
Title	President & CEO

ATTACHMENT 1

CAPITOL CITY BANCSHARES, INC.

SERIES A PREFERRED STOCK

Relative Rights and Preferences and Other Terms

As Designated By the Board of Directors

1. Designation and Number.

(a) The class of shares of Preferred Stock hereby authorized shall be designated the “Series A Preferred Stock.” As used hereinafter, the term “Preferred Stock” without designation shall refer to shares of Series A Preferred Stock. The number of authorized shares of the Preferred Stock shall be 10,000 shares.

(b) The Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to both the Corporation’s Common Stock and to all classes and series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding.

2. Dividend Provisions.

(a) For the first five (5) years, the holder of the Preferred Stock shall be entitled to receive in cash each year, on the anniversary date of the issuance of the Preferred Stock, out of funds at the time legally available for payment of dividends, a cumulative dividend at the rate of Five Percent (5%) per annum, if, as and when declared by the Board of Directors of the Corporation; provided, however, the dividend rate shall be adjusted on the fifth (5th) anniversary date of the issuance of the Preferred Stock, and on each fifth (5th) anniversary date thereafter (the “Adjustment Date”). On the Adjustment Date, the dividend rate will be reset to, and fixed at, a rate equal to the rate on the five-year U.S. Treasury Note (as published in the Eastern Edition of The Wall Street Journal or, if not reported thereby, any other authoritative source selected by the Investor), plus one percent (1%).

(b) If any cumulative dividends on the Preferred Stock are not declared or paid for any reason, the right of the holder of the Preferred Stock to receive payment of such dividends shall not lapse or terminate, but said unpaid dividends shall accumulate without interest and shall be paid to the holders of the Preferred Stock, when and as authorized by the Board of Directors of the Corporation, before any sum or sums shall be set aside for or applied to the purchase, redemption or other acquisition for value of shares of any other class or series, and before any dividends shall be paid or declared, or any other distribution shall be ordered or made, upon shares of any other class or series.

(c) Notwithstanding anything herein to the contrary, in the event that a Change in Control occurs at any time while the Preferred Stock is outstanding, then the prevailing dividend rate for the first five (5) years from the date the Preferred Stock is issued, shall be immediately increased to Ten Percent (10%) per annum. In addition, notwithstanding anything herein to the contrary, in the event that a Change in Control occurs at any time while the Preferred Stock is outstanding, then the prevailing dividend rate after the fifth (5th) anniversary date of the issuance of the Preferred Stock, and as adjusted on each fifth (5th) anniversary date thereafter, shall be immediately increased to a rate equal to the rate on the five-year U.S. Treasury Note (as published in the Eastern Edition of the Wall Street Journal or if not reported thereby, any other authoritative source selected by the Investor) plus six percent

(6%). An increase in the dividend rate pursuant to this Section shall be immediate upon the Change in Control, prospectively applied, and does not need to occur on an Adjustment Date.

A “Change in Control” will have deemed to have occurred upon the completion of any transaction to which the Corporation or its subsidiary, Capitol City Bank and Trust Company (the “Bank”) is a party and that involves (a) any action that causes the Corporation or the Bank to become a subsidiary of a bank holding company (other than the Corporation); (b) any company or individual acquiring direct or indirect ownership or control of any voting shares of the Corporation or the Bank if, after such acquisition, such company or individual will directly or indirectly own or control more than 25% of the voting shares of the Corporation or the Bank; (c) any company or individual acquiring at least 50% of the assets of the Corporation or the Bank; (d) any company merging or consolidating with the Corporation or the Bank, which results in the members of the Corporation’s or Bank’s Board of Directors in office immediately prior to such transaction or event constituting less than a majority of such Board of Directors thereafter; or (e) during any period of two consecutive years, individuals who at the beginning of such period constituted the Corporation’s or Bank’s Board of Directors cease for any reason to constitute at least a majority of such Board of Directors. Except as defined in this Agreement, the terms used in this paragraph shall have the meanings set forth in 12 U.S.C. §1841.

3. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holder of the Preferred Stock shall be paid out of the assets of the Corporation available for distribution to its shareholders an amount equal to One Hundred and No/100’s Dollars ($100.00) per share of Preferred Stock plus accrued and unpaid dividends through the payment date, before any payments or distribution of the assets of the Corporation shall be made to the holders of the shares of any other class or series of stock of the Corporation.

4. Redemption.

(a) At any time on or after the tenth (10th) anniversary date of the issuance of the Preferred Stock, the holder of Preferred Stock may require the Corporation to, purchase and redeem all shares of Preferred Stock at the price of One Hundred and No/100’s Dollars ($100.00) per share, plus an amount equal to all accumulated and unpaid dividends, on all outstanding shares of Preferred Stock. The dividend for the year during which redemption occurs shall be prorated.

(b) At any time on or after the tenth (10th) anniversary date of the issuance of the Preferred Stock, the Corporation may purchase and redeem all shares of Preferred Stock at the price of One Hundred and No/100’s ($100.00) per share, plus an amount equal to all accumulated and unpaid dividends, on all outstanding shares of Preferred Stock. The dividend for the year during which redemption occurs shall be prorated.

5. Voting Rights. Except as otherwise required by law, the holder of Preferred Stock shall not having voting rights.